817

07026816

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fancamp Exploration

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 2 6 2007
THOMSON FINANCIAL

FILE NO. 82- 03929 FISCAL YEAR 4-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 9/20/07

File No. 82-3929

ARIS
4-30-07

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

APRIL 30, 2007 AND 2006

Vellmer & Chang
Chartered Accountants *

505 – 815 Hornby Street
Vancouver, B.C, V6Z 2E6
Tel: 604-687-3776
Fax: 604-687-3778
E-mail: info@vellmerchang.com
** denotes a firm of incorporated professionals*

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 14, 2007

"Vellmer & Chang"
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	April 30 2007	April 30 2006
Assets		
Current		
Cash and Cash Equivalents	193,536	35,180
Marketable Securities (Note 4)	163,042	36,345
Accounts Receivable	164,763	33
Sales Taxes Refundable	17,060	5,049
Accrued Mining Duty Receivable	39,085	1,574
Accrued Exploration Tax Credits Receivable	89,415	131,119
Prepaid Expenses	2,813	2,625
Total Current Assets	669,714	211,925
Mineral Properties Interests (Note 5)	942,861	695,452
Total Assets	**1,612,575**	907,377
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 7 (d,e))	27,948	34,888
Long-term		
Deferred Quebec Mining Duties	163,978	126,467
Total Liabilities	191,926	161,355
Shareholders' Equity		
Share Capital (Note 6 (a))	6,931,165	6,750,473
Contributed Surplus (Note 6 (b))	209,907	197,932
Accumulated Comprehensive Income	64,778	0
Deficit	(5,785,201)	(6,202,383)
Total Shareholders' Equity	1,420,649	746,022
Total Liabilities and Shareholders' Equity	**1,612,575**	907,377

Note 1 - Nature and Continuance of Operations

Note 9 - Contingencies

Note 10 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Year Ended April 30 2007	Year Ended April 30 2006
Revenue		
Net Mineral Property Option Revenue (Note 5c)	525,504	54,360
Expenses		
Audit and Accounting	27,042	17,200
Field Administration, Management and Consulting	33,025	31,500
General Exploration Expenditures (Recovery)	(3,638)	1,169
Interest Expenses and Bank Charges	(112)	36
Legal Fees	572	5,919
Mineral Properties Interests Written Off	1,707	3,605
Mineral Properties Interests Written Down	4,323	141,324
Office Rent, Supplies and Services	29,873	29,423
Share Transfer, Listing and Filing Fees	16,908	16,718
Stock-based Compensation	15,815	84,952
Telephone	4,644	4,283
Travel and Accomodations	5,072	11,017
Total Expenses	135,231	347,146
Net Income (Loss) from Operations	390,273	(292,786)
Loss on Sale of Marketable Securities	(7,890)	(38,000)
Income (Loss) Before Income Taxes	382,383	(330,786)
Future Income Tax Benefit on Renouncement of Canadian Exploration Expenditures	34,800	90,600
Net Income (Loss)	417,183	(240,187)
Deficit, Beginning of Year	6,202,384	5,962,196
Deficit, End of Year	**5,785,201**	**6,202,384**
Net Income (Loss) Per Share		
Basic	0.02	-0.01
Diluted	0.02	-0.01
Weighted Average Number of Shares Outstanding		
Basic	24,681,162	23,719,830
Diluted	27,115,219	23,719,830

FANCAMP EXPLORATION LTD.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended April 30 2007	Year Ended April 30 2006
Statements of Comprehensive Income:		
Net Income (loss) for the year	$417,183	($240,187)
Unrealized gain on marketable securities	64,778	
Comprehensive Income	$481,961	($240,187)

FANCAMP EXPLORATION LTD.
STATEMENTS OF ACCUMULATED COMPREHENSIVE INCOME

	Year Ended April 30 2007	Year Ended April 30 2006
Statements of Accumulated Comprehensive Income:		
Balance, Beginning of Year		
Other comprehensive income	$64,778	
Balance, End of Year	$64,778	$0

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	Year Ended April 30 2007	Year Ended April 30 2006
Operating Activities		
Income (Loss) for the Year	417,183	(240,187)
Items Not Requiring Cash in the Year		
Net Mineral Property Option and Other Payments	15,459	(54,800)
Mineral Properties Interests Written Off/Down	6,030	145,140
Stock-based Compensation	15,815	84,952
Write Off of Marketable Securities	7,890	38,000
Future Income Tax Benefit on Renouncement of Canadian Exploration Expenditures	(34,800)	(90,600)
	427,577	(117,497)
Changes in Non-Cash Working Capital Items (Note 11)	(249,486)	(114,174)
	178,091	(231,671)
Financing Activities		
Deferred Quebec Mining Duties	37,511	(14,655)
Quebec Exploration Tax Credit	125,210	178,995
Shares Issued for Cash	154,652	0
Total Financing Activities	317,373	164,340
Investing Activities		
Mineral Property Acquisition	(45,840)	(52,706)
Mineral Exploration Expenditures	(291,268)	(60,801)
Total Investing Activities	(337,108)	(113,507)
(Decrease) Increase in Cash and Cash Equivalents	158,356	(180,838)
Cash and Cash Equivalents, Beginning of Year	35,180	216,018
Cash and Cash Equivalents, End of Year	193,536	35,180

Supplementary Disclosure of Non-Cash Financing and Investing Activities

	2007	2006
Shares Issued on Mineral Property Acquisition Option	57,000	16,000
Shares Received on Option to Sell Mineral Property Interest	152,250	72,000

Supplementary Disclosure of Statements of Cash Flows Information

	2007	2006
Interest Income (Expense)	(112)	36
Taxes (Note 8)	0	0

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $5,785,201 at April 30, 2007 (2006 - $6,202,383) and has not developed any self sustaining operations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company has adopted the provisions of the following new Canadian Institute of Chartered Accountants (CICA) Handbook Sections:

(a) Section 3855 Financial Instruments – Recognition and Measurement

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and receivables, Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading on initial recognition.

(b) Section 1530 Comprehensive Income and Section 3251 Equity

These sections describe standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. As a result of adopting this standard, comprehensive income will now be disclosed in the financial statements.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (Continued)

(c) Section 3861 Financial Instruments – Disclosure and Presentation

The Company's financial instruments include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, its accounts receivable, as receivables, and its account payable and accrued liabilities as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the year ended April 30, 2007. The Company has available-for-sale financial assets for the year ended April 30, 2007. The unrealized gains and losses on financial assets classified as available-for-sale are recorded in the statement of comprehensive income on a net of tax basis. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments. On October 1, 2006, the Company's securities portfolio was classified as available-for-sale.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had "other comprehensive income or loss" transactions for the year ended April 30, 2007 and no opening or closing balances of accumulated other comprehensive income or loss.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at April 30, 2007 and 2006 the Company does not have any cash equivalents. As at April 30, 2007 the Company does have cash which is over the federally insured limit of $93,536. (2006 – $Nil).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

During fiscal 2007 the Company charged $87,213 of Quebec exploration tax credits against its mineral properties interests (2006 - $178,785).

Foreign currency translation

The foreign currency accounts are translated into Canadian dollars by the temporal method as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;
(ii) Non-monetary items, except those items which are carried at market value, are translated at historical exchange rates; and
(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains or losses arising on foreign currency translation are included in operations in the year in which they are incurred.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at April 30, 2007 (2006 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NOTE 4 – MARKETABLE SECURITIES

	2007	2006
	$	$
Urcan Resources Ltd., at fair market value	152,250	-
Probe Mines Ltd., at fair market value	9,090	34,000
Diadem Resources Ltd., at fair market value	1,702	2,345
	163,042	36,345

Probe Mines Ltd.

During 2006, the Company received 100,000 common shares of Probe Mines Ltd. pursuant to an option agreement to sell its 100% interest in the McFaulds/Fancamp property in Ontario, consisting of 4 mineral claims. The quoted market price of the shares was $0.18 as at April 30, 2007 (2006 - $0.34). During the year, the Company sold 49,500 shares and incurred a loss of $7,890.

Diadem Exploration Inc.

The Company received an ownership interest in 23,790 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec. The Company previously received a 100% ownership interest in 2,990 of the first preferred shares and a 50% joint ownership interest in the remaining 20,800 shares.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. were exchanged into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd., at an exchange price of $1.888. The Company now holds a 100% interest in 1,584 common shares and a 50% interest in 11,017 common shares. The quoted market price of the shares of Diadem Resources Ltd. was $0.24 as at April 30, 2007 (2006 - $0.40).

Uracan Resources Ltd.

The Company received 50% of the 350,000 common shares of Uracan Resources Ltd. in consideration for its 50% ownership interest in the Johan Beetz property. The quoted market price of the shares of Uracan Resources Ltd. was $0.87 as at April 30, 2007. Also see Note 5c.

NOTE 5 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 62 claims in the Province of New Brunswick (2006 – 70 claims). Certain of the properties are subject to the following royalties or option agreements:

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

Upsalquitch Forks claims

Six of the Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000. These claims were written down to a nominal value in 2002. During the year, the Company staked an additional 4 claims in this area.

St. George's claims

23 of the St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 637 claims in the Province of Quebec (2006 - 482 claims). Certain of the properties are subject to the following royalties or option agreements:

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic III claims

The Manic III claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Beauce claims

In fiscal 2007, the Company earned a 100% interest in 32 mineral claims pursuant to the option agreement signed in fiscal 2006. The Company has acquired the 100% interest by : making a cash payment of $5,000, incurring $75,000 exploration expenditures and issuing a total of 400,000 common shares (300,000 common shares issued in 2007 and 100,000 common shares issued in 2006). These claims are subject to a royalty interest of 1.5% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

(c) Mineral properties interests held jointly with others

Mt. Reed / Mt. Wright claims

The Company owns a 50% interest in 514 claims in the Mt. Reed / Mt. Wright region, Quebec (2006 – 533 claims). The claims are held jointly with Sheridan Platinum Group Ltd. ("Sheridan"), a company who is a significant shareholder of the Company as at April 30, 2007.

Longue Pointe de Mingan claims

During the fiscal year 2005, the Company had fulfilled its earn-in requirements and holds a 50% interest in this property. The 39 claims are held jointly with Sheridan.

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

St. Urbaine claims

The Company owns a 50% interest in 15 claims in Quebec. The claims are held jointly with Sheridan.

Johan Beetz claims

The Company holds a 50% interest in 1,703 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2006, the Johan Beetz claims became subject to an option agreement with Uracan Resources Ltd. ("URC") (formerly UFM Ventures Ltd.), whereby URC has the option to earn a 100% interest in the claims by:

(i) paying $50,000 upon signing of the agreement; (received)
(ii) paying $350,000 plus issuing 350,000 common shares of URC upon obtaining regulatory approval; (received – shares are deemed to be $0.87 per share)
(iii) paying $200,000 each on June 30, 2006, November 30, 2006, and March 31, 2007; (received)
(iv) paying $1,000,000 or, at the option of Sheridan and the Company, issuing 1,000,000 common shares on November 30, 2007.

The payments to be made on June 30, 2006 and March 31, 2007 may be reduced by 25% for any property dropped from the option before the due date of the payments. All of the payments after June 30, 2006 are optional.

The Company and Sheridan, with a 50% joint interest each, are entitled to a 3% net smelter returns royalty for the first 2 years after commercial production and thereafter 5% net smelter returns. URC has the right to acquire 50% of the NSR royalty by paying $3,000,000 within thirty days from commercial production. URC is required to make advance royalty payments of $25,000 quarterly commencing January 1, 2008, such payments being deductible against future net smelter returns royalties.

For the year ended April 30, 2007, the Company has recognized $525,504 as the net option revenue pursuant to this agreement. (2006 - $Nil)

Dieter Lake claims

The Company owns a 50% interest in 261 claims in Quebec. The claims are held jointly with Sheridan.

Hanna Uranium claims

The Company owns a 50% interest in 138 claims in Quebec. The claims are held jointly with Sheridan.

George River claims

The Company owns a 50% interest in 368 claims in Quebec. The claims are held jointly with Sheridan.

NOTE 5 - MINERAL PROPERTIES INTERESTS (Continued)

Baie Comeau claims

The Company owns a 50% interest in 352 claims in Quebec. The claims are held jointly with Sheridan.

Villbon Nickel claims

The Company owns a 50% interest in 120 claims in Quebec. The claims are held jointly with Sheridan.

Rupert claims

The Company owns a 50% interest in 332 claims in Quebec. The claims are held jointly with Sheridan.

(d) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec (2006: 17 claims). The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims (2006: 29 claims) in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000 at the beginning of production.

(e) 100% owned claims in the Province of Ontario

The Company has a 100% ownership interest in 4 claims in the Province of Ontario (2006 – 4 claims). Certain of the properties are subject to the following royalties or option agreements:

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1.5% net smelter returns by the payment of $1,500,000.

In fiscal 2006, the Company granted an option to Probe Mines Ltd. pursuant to which Probe Mines Ltd. may earn the option to acquire 100% ownership in the McFaulds claims. In fiscal 2007, both Probe Mines Ltd. and the Company abandoned the claims. As a result, all costs associated to the property are written off.

For the year ended April 30, 2006, the Company has recognized $54,360 as the net option revenue pursuant to this agreement. (2007 - $Nil)

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2007		2006	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of year	23,792,981	6,750,473	23,692,981	6,825,073
Issued in year for cash:				
Exercise of flow-through warrants	1,000,000	150,000	-	-
Exercise of stock options at $0.11 and $0.15 per share and $3,840 allocated from contributed surplus	33,943	8,492	-	-
Pursuant to mineral property option (Note 5b)	300,000	57,000	100,000	16,000
Future income tax liability on renouncement of Canadian exploration expenditures (Note 8)	-	(34,800)	-	(90,600)
Balance, end of year	**25,126,924**	**6,931,165**	**23,792,981**	**6,750,473**

(b) Contributed surplus

	2007	2006
	$	$
Balance, beginning of year	197,932	112,980
Stock-based compensation on stock options granted in 2006, portion vested in 2007	1,806	-
Reclassify portion of stock options exercised to share capital	(3,840)	
Stock-based compensation on stock options granted during the year	14,009	84,952
Balance, end of year	209,907	197,932

NOTE 6 - SHARE CAPITAL (Continued)

(c) Share purchase warrants

The changes in share purchase warrants were as follows:

	2007		2006	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	4,000,000	0.15	4,000,000	0.15
Exercised	1,000,000	0.15		
Expired / cancelled	3,000,000	-		
Balance, end of year	-	-	4,000,000	0.15

There are no share purchase warrants outstanding as at April 30, 2007.

(d) Management incentive options

The Company's stock option plan provides for the granting of stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In fiscal 2006, the Company granted 635,000 and 111,000 stock options with an exercise price of $0.15 and $0.11 per share respectively to consultants of the Company. The stock options vest over a period of 12 months and expire 5 years from the date of grant.

In fiscal 2007, the Company granted 100,000 stock options with an exercise price of $0.11 to a director of the Company. The stock options vested immediately and expire 5 years from the date of grant. A summary of the options granted under the Company's plan as at April 30, 2007 and 2006 and the changes during the years then ended is as follows:

NOTE 6 - SHARE CAPITAL (Continued)

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2007	2006
0.10	June 29, 2009	793,000	793,000
0.14	May 25, 2008	829,000	829,000
0.15	July 4, 2010	612,057	635,000
0.11	July 19, 2010	100,000	111,000
0.11	August 21, 2011	100,000	-
		2,434,057	2,368,000

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate at a range of 4.0% (2006: 3.4-3.5%), dividend yield of 0% (2006: 0%), volatility factor of 136.30% (2006: 108.45%), and an expected life of 5 years (2006: 5 years). The amount of $14,009 (2006: $84,952) relating to stock-based compensation on options that vested in fiscal 2007 was charged to operations and offset to contributed to surplus.

The weighted average fair value of the exercise price of stock option granted in fiscal 2007 was $0.14 (2006 - $0.11).

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at April 30, 2007, the Company has a commitment to incur a further $150,000 (2006: $578,755) of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by July 6, 2008 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2007	2006
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	60,704	68,549
(b) Administration fees paid, or recorded as payable, to a Director	15,000	15,000
(c) Rental fees paid, or recorded as payable, to a Director	8,976	8,568
(d) Accounts payable to Directors at April 30	1,783	3,013
(e) Accounts payable to a major shareholder at April 30	7,038	7,038

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2007	2006
Canadian statutory rate	34.12%	34.5%
	$	$
Income tax (expense) recovery at the Canadian statutory rate	167,400	(82,860)
Temporary and permanent timing differences:		
Stock-based compensation	5,400	29,300
Mineral properties interests written down/off	2,100	50,100
Loss on sale of marketable securities	2,700	13,110
Benefit of the tax losses (recoveries) not recognized in the year	(142,800)	80,950
Income tax recovery (expense) recognized in the year	34,800	90,600

NOTE 8 – INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2007	2006
	$	$
Operating loss carry forwards, expiring 2007 – 2013	135,700	347,100
Undeducted mineral properties acquisition and exploration expenditures and capital cost allowance	1,374,700	1,306,310
Future tax assets	1,510,400	1,653,410
Less: valuation allowance	(1,510,400)	(1,653,410)
Net future tax assets	-	-

In fiscal 2007, the Company recognized in operations the benefit of a previously unrecorded future income tax asset on the renouncement of Canadian exploration expenditures to flow-through share investors in the amount of $34,800 (2006: $90,600).

NOTE 9 – CONTINGENCIES

As at April 30, 2007, the Company has a dispute with one of its exploration service suppliers for a total invoiced amount of $50,000. Management's position is that the supplier has not provided the agreed-upon services. The outcome of the dispute is at present indeterminable and the Company accordingly has not accrued the corresponding liability of $50,000 in its accounts. The Company is contesting the claimed amounts vigorously.

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to April 30, 2007, the Company issued 12,057 common shares pursuant to the exercise of options at a price of $0.15 per share.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2007	2006
	$	$
Accounts receivable	(164,730)	-
Sales tax refundable	(12,011)	4,327
Marketable securities	(69,810)	-
Prepaid expenses and deposits	(188)	(450)
Accrued Quebec mining duties receivable	(37,511)	14,655
Accrued Quebec exploration tax credit receivable	41,704	(131,119)
Accounts payable and accrued liabilities	(6,940)	(1,587)
	(249,486)	(114,174)

NOTE 12 – COMPARATIVE FIGURES

Certain of the amounts for the 2006 fiscal year have been reclassified to confirm to the presentation adopted for the current fiscal year.

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2007:

	As At April 30, 2006			Mineral Properties Interest Expenditures Incurred During the Year Ended April 30, 2007				As at April 30, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Upsalquitch Forks, NB	1	120	121	300		1,430		301	1,550	1,851
St. George's, NB	5,319	123,919	129,238					5,319	123,919	129,238
McFaulds Fancamp, ON	1		1				(1)			
Bearn, PQ	1	184	185			192		1	376	377
Dileo Lake, PQ	1	432	433	174			(607)			
Gamache, PQ	1	138	139	55		144		56	282	338
Lac de la Blache, PQ	1,334	5,447	6,781			196		1,334	5,643	6,977
Lac Gaudreault, PQ				1,808		179		1,808	179	1,987
Lac Laura, PQ				502		179		502	178	680
La Grande, PQ						1,100	(1,100)	(1,100)	1,100	
Lemoine, PQ	1	1,387	1,388	4,389		6,076		4,390	7,463	11,853
Manic III, PQ	2,255	3,526	5,781					2,255	3,526	5,781
Manicuagan, PQ	27,195	18,123	45,318			(524)		27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242		1,242
Sept-Iles Mechant, PQ	1		1	1,023		29,942		1,024	29,942	30,966
Jointly Held										
St. George's, NB	3,578	26,272	29,850			10,187	(4,323)	(745)	36,459	35,714
Baie Comeau				2,976				2,976		2,976
Beauce, PQ	34,308	4,536	38,844	58,674		86,717		92,982	91,253	184,235
Dieter Lake, PQ				6,961		9,320		6,961	9,320	16,281
George River, PQ				19,597		2,021		19,597	2,021	21,618
Hanna Uranium, PQ				1,450				1,450		1,450
Mt. Reed/Mt. Wright, PQ	19,714	7,753	27,467	(6,864)		25,745		12,850	33,498	46,348
Longue Pointe de Mingan, PQ		384,376	384,376			(34,420)		0	349,956	349,956
Rupert, PQ	7,038	1,788	8,826	1,097		24,800		8,135	26,588	34,723
Johan Beetz, PQ	(4,836)	20,295	15,459		(540,962)		525,504	1		1
St. Urbaine, PQ						1,118		0	1,118	1,118
Villebon				10,698		1,657		10,698	1,657	12,355
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	97,156	598,296	695,452	102,840	(540,962)	166,058	519,473	199,234	743,627	942,861

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2006:

	As At April 30, 2005			Mineral Properties Interest Expenditures Incurred During the Year Ended April 30, 2006				As at April 30, 2006		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Brown's Mountain, NB	1		1				(1)			0
Upsalquitch Forks, NB	1		1			120		1	120	121
St. George's, NB	1,662	121,127	122,789	3,657		2,792		5,319	123,919	129,238
McFaulds Fancamp, ON	7,200	10,001	17,201		(72,000)	440	54,360	1		1
Tilly Lake, ON	2,400		2,400			1,020	(3,420)			0
Beam, PQ	1	184	185					1	184	185
Dileo Lake, PQ	1		1			432		1	432	433
Forestville, PQ	184		184				(184)	0	0	0
Gamache, PQ	1	138	139					1	138	139
Lac de la Blache, PQ	1,334		1,334			5,447		1,334	5,447	6,781
Lemoine, PQ	1	92	93			1,295		1	1,387	1,388
Manic III, PQ	2,255	1,650	3,905			1,876		2,255	3,526	5,781
Manicuagan, PQ	27,195	14,466	41,661			3,657		27,195	18,123	45,318
Matonipi, PQ	1,242		1,242					1,242		1,242
Sept-Iles Mechant, PQ	81,188	59,798	140,986			550	(141,535)	1		1
Jointly Held										
St. George's, NB	3,578	26,272	29,850					3,578	26,272	29,850
Mt. Reed/Mt. Wright, PQ	138	2,200	2,338	19,576		5,553		19,714	7,753	27,467
Longue Pointe de Mingan, PQ		518,694	518,694			(134,318)		0	384,376	384,376
Rupert, PQ	7,038	2,750	9,788			(962)		7,038	1,788	8,826
Johan Beetz, PQ		14,484	14,484	1,377	(6,213)	5,811		(4,836)	20,295	15,459
Royalty Interests										
Beauce				13,308	21,000	4,536		34,308	4,536	38,844
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	135,422	771,856	907,278	37,918	(57,213)	(101,750)	(90,780)	97,156	598,296	695,452

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
April 30, 2007 and 2006

Incurred in the Year Ended April 30, 2007:

	Prior Year Exploration Tax Credit	Exploration Tax Credit	Travel and Camp Costs	Engineering, Consulting, and Sundry	Total 2007
Bearn				192	192
Dieter Lake				9,320	9,320
Dileo Lake					0
Gamache				144	144
George River		(1,279)		3,300	2,021
Lemoine					0
Lac de la Blache				196	196
Lac Gaudreault		(96)		275	179
La Grande		(696)		1,796	1,100
Lac Laura		(96)		274	178
Lemoine		(3,220)		9,296	6,076
Mt. Reed/Mt. Wright		(3,118)		28,863	25,745
Sept-Iles Mechant		(17,486)		47,428	29,942
Upsalquitch				1,430	1,430
Manic III					0
St. George				10,187	10,187
St. Urbain		(602)		1,720	1,118
Longue Pointe Mingan	(37,471)			3,051	(34,421)
Manicuagan	(524)				(524)
Tilley Lake					0
McFaulds Fancamp					0
Rupert		(14,647)		39,447	24,800
Johan Beetz					0
Beauce		(45,082)		131,799	86,717
Villebon		(893)		2,550	1,657
	(37,995)	(87,215)	0	291,268	166,058

Incurred in the Year April 30, 2006:

	Exploration Tax Credit	Travel and Camp Costs	Engineering, Consulting, and Sundry	Total 2006
Dileo Lake			432	432
Lemoine	(805)		2,100	1,295
Lac de la Blache	(2,876)	4,172	4,151	5,447
Mt. Reed/Mt. Wright	814		4,740	5,554
Sept-Iles Mechant			550	550
Upsalquitch			120	120
Manic III	(1,165)		3,041	1,876
St. George			2,792	2,792
Longue Pointe Mingan	(149,019)		14,702	(134,317)
Manicuagan	(9,543)	11,000	2,200	3,657
Tilley Lake			1,020	1,020
McFaulds Fancamp			440	440
Rupert	(962)			(962)
Johan Beetz	(12,709)	5,065	13,454	5,810
Beauce	(2,520)		7,056	4,536
	(178,785)	20,237	56,798	(101,750)

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of the company and notes thereto for the year ended April 30, 2007. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is August 22, 2007. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

The Company, in partnership with the Sheridan Platinum Group, staked some 900 km^2 of prospective ground in the Johan Beetz uranium district on Quebec's North Shore. This ground was subsequently optioned to Uracan Resources Ltd. who are targeting for near surface, bulk tonnage uranium deposits of the Rossing type. The Company retains cash payments, shares and a royalty interest.

In the year, the Company earned a 100% interest in the Beauce gold claims located over the area of Canada's original major placer gold discovery of the 1840's. The Company carried out a regional mag/VLF airborne survey which revealed previously unrecognized structures which could be sources of the nuggets which fueled the original rush. Work continues.

The Company flew its Lac Mechant nickel property NE of Sept Iles with time domain EM. Major conductive targets were outlined, and talks continue with potential joint venture partners. Similar talks are ongoing with respect to Fancamp's and Sheridan's other uranium and nickel properties located on the North Shore, in the Val D'Or region, and in Quebec's far north.

The Company continues to hold its titaniferous magnetite property at Lac la Blache, and its and Sheridan's hemoilmenite properties at Mingan and St. Urbain. Bench scale testing, and marketing studies continue.

The Company had working capital of $641,766 as at April 30, 2007.

SELECTED FINANCIAL INFORMATION

	2007	2006	2005
Net Income (Loss)	417,183	(240,187)	449,358
Net Income (Loss) Per Share - Basic	0.02	(0.01)	0.02
Net Income (Loss) Per Share - Fully Diluted	0.02	(0.01)	0.02
Total Assets	1,612,575	907,377	1,153,454
Total Long Term Liabilities	163,978	126,467	141,122

The net income of $417,183 in 2007 was mainly derived from the mineral property option revenue the Company received during the year. The net loss in 2006 was due to the write down of mineral properties and stock based compensation entries. The net income in 2005 resulted from the write down of the remaining Botswana exploration commitment. The actual operating costs of the Company during the three years remained relatively unchanged. Total assets have increased in 2007 due to additional properties being staked and the exploration activities undertaken on the Company's active properties.

RESULTS OF OPERATIONS

The Company incurred a net profit of $500,194 for the three months ended April 30, 2007, compared to a net loss of $158,807 for the three months ended April 30, 2006. The profit can be attributed to the recognition of earnings from mineral properties joint ventures.

Management fees remained consistent quarter over quarter, with one additional expense for representative attendance at the PDAC in Toronto. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company holds a 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

St. Urbain Iron Titanium Deposits

These historic deposits, held in partnership with the Sheridan Platinum Group, are located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some twenty separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

Pursuant to an underlying agreement, the Company is a 50% partner with the Sheridan Platinum Group Ltd. in a very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby Uracan Resources Ltd. (UFM Ventures Ltd.) has been given an option to purchase a 100% interest.

Option to Earn 100% Interest Beauce Property, Quebec

The Company has acquired a 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries.

100% Owned McFaulds Fancamp Property, Ontario

The Company has written off all costs associated with these claims which have now expired.

100% Owned Manicuagan Property, Quebec

The Company retains 17 claims adjoining the Lac Paradis nickel showing reported by Quinto Technologies Inc

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. Additional claims were staked during the year. The Company has completed an airborne time domain EM and magnetic survey of this property and is currently in negotiations with a potential joint venture partner.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (non 43-101 compliant).

100% Owned Rupert Uranium Property, Quebec

This 8,100 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded apart from the reconnaissance follow up by SDBJ following the geochemical survey in the mid 1970's. The country rocks are characterized by abundant pegmatites, granites and gneisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam type targets. An airborne radiometric and magnetic survey has been completed on this property. The Company is currently in discussions with a possible joint venture partner.

50% Owned Villibon Nickel Property, Quebec

Together with its 50% partner, the Sheridan Platinum Group, the Company has acquired an option to earn 100% interest in 5 claims from Les Ressources Tectonic Inc. The Company also staked a number of additional claims in the area, of which 23 contiguous claims are subject to a ½% NSR. The Company is currently in negotiations with a potential joint venture partner.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc.

Other Properties

The Company continues to maintain the Manic III nickel prospect, and has acquired by staking, a large number of grass roots uranium exploration properties in partnership with the Sheridan Platinum Group. These properties cover some 37,000 hectares or 93,000 acres. These properties are located in the James Bay area of Quebec, the North Shore between Baie Comeau and Manicuagan, and along the George River near the Labrador border northeast of Schafferville. Little, if any, previous work is recorded on these properties and they remain highly prospective for uranium resources. Negotiations are underway with a potential joint venture partner for an interest in the Manic III property. The uranium properties are been considered for possible joint venture.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended April 30, 2007 and the preceding 7 quarters:

Three Months Ended	**1st Quarter July 31, 2006**	**2nd Quarter October 31, 2006**	**3rd Quarter January 31, 2007**	**4th Quarter April 30, 2007**
Mineral Property Option Revenue				$525,504
Net Income (Loss)	($18,836)	($40,087)	($24,088)	$500,194
Income (Loss) Per Share	($0.001)	($0.002)	($0.001)	$0.020
Fully Diluted Income (Loss) Per Share	($0.001)	($0.002)	($0.001)	$0.020

Three Months Ended	**1st Quarter July 31, 2005**	**2nd Quarter October 31, 2005**	**3rd Quarter January 31, 2006**	**4th Quarter April 30, 2006**
Mineral Property Option Revenue				$54,360
Net Income (Loss)	($18,518)	($33,113)	($29,749)	($158,807)
Income (Loss) Per Share	($0.001)	($0.001)	($0.001)	($0.004)
Fully Diluted Income (Loss) Per Share	($0.001)	($0.001)	($0.001)	($0.004)

The Net Profit in the 4th quarter of 2007 resulted from the recognition of option revenue from the Company's 50% owned Johan Beetz property. During the fourth quarters, the Company recognized the compensation expense for the estimated fair value of stock options granted during the year (2007-$15,815 and 2006-$84,952)

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

For the three months ended April 30, 2007

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Exploration Costs	Option and Other Payments Received	April 30 2007 Net Costs For Period	April 30 2006 Net Costs For Period
Beauce	37,356	60,135	(45,082)	**52,410**	11,466
Baie Comeau	2,976			**2,976**	
Beam		192		**192**	
Dieter Lake	11,621	9,320	(4,660)	**16,281**	
Forestville					(184)
Gamache	55	144		**199**	
George River			(1,279)	**(1,279)**	
Johan Beetz *			184,541	**184,541**	(4,714)
Lac La Blache					(410)
Lac Gaudreault	1,808	275	(96)	**1,987**	
Lac Mechant	1,023	45,495	(17,486)	**29,032**	(141,535)
Laura Lake	502	275	(96)	**681**	
Lemoine	4,389	7,646	(3,220)	**8,815**	295
Manic III					(615)
Manicuagan					(6,587)
McFaulds					(17,640)
Mingan Longue Pointe		480		**480**	(109,381)
Mount Reed/Mount Wright			(3,118)	**(3,118)**	26,397
Rupert		2,684	(14,647)	**(11,963)**	
St. George		7,988		**7,988**	
St. Urbain			(602)	**(602)**	
Tilly Lake					(3,420)
Upsalquitch Forks					120
Villibon		4,550	(3,443)	**1,108**	
Mineral Properties Written Down	(2)	(6,551)		**(6,553)**	
Total	59,727	132,634	90,814	**283,175**	(246,208)
Cumulative Mineral Property Costs Deferred, Beginning of Period				**659,686**	941,661
Cumulative Mineral Property Costs Deferred, End of Period				**$942,861**	$695,452

*** Gain recorded on joint venture of property**

See Schedule I to the Audited Financial Statements for 12 month schedule

STATEMENT OF EXPLORATION EXPENDITURES
(Unaudited - Prepared by Management)

For the three months ended April 30, 2007

	Acquisition Costs	Camp Costs	Drilling Assays	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Write Off	Quebec Tax Credits	Option and Other Payments	Total
100% Owned									
Beam				192					192
Dileo Lake						(433)			(433)
Gamache	55			144					199
Lac Gaudreault	1,808			275			(96)		1,987
La Grande						(1,100)	(696)		(1,796)
Lac Laura	502			275			(96)		681
Lac Mechant	1,023			3,404	42,091		(17,486)		29,032
Lemoine	4,389			1,746	5,900		(3,220)		8,815
McFaulds						(1)			(1)
50% Owned									
Baie Comeau	2,976								2,976
Beauce	37,356			3,470	56,666		(45,082)		52,410
Dieter Lake	6,961			9,320					16,281
George River							(1,279)		(1,279)
Johan Beetz								184,541	184,541
St. George			6,263		1,725	(4,323)			3,665
St. Urbain							(602)		(602)
Mt. Reed/Mt. Wright							(3,118)		(3,118)
Mingan Longue Point				480					480
Rupert				2,684			(14,647)		(11,963)
Options on Mineral Properties									
Villibon					4,550		(893)	(2,550)	1,108
Royalty Interests									
Total	55,069	0	6,263	21,990	110,932	(5,857)	(87,213)	181,991	283,176

See Schedule I to the Audited Financial Statements for 12 month schedule

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $641,766 as at April 30, 2007.

Also see Note 9 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 10 to the financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. The Company has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2007. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2008.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company has adopted the provisions of the following new Canadian Institute of Chartered Accountants (CICA) Handbook Sections:

(a) Section 3855 Financial Instruments – Recognition and Measurement

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity; Loans and receivables, Held-for-trading; or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading on initial recognition.

(b) Section 1530 Comprehensive Income and Section 3251 Equity

These sections describe standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. As a result of adopting this standard, comprehensive income will now be disclosed in the financial statements.

(c) Section 3861 Financial Instruments – Disclosure and Presentation

The Company's financial instruments include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, its accounts receivable, as receivables, and its account payable and accrued liabilities as other financial liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the year ended April 30, 2007. The Company has available-for-sale financial assets for the year ended April 30, 2007. The unrealized gains and losses on financial assets classified as available-for-sale are recorded in the statement of comprehensive income on a net of tax basis. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments. On October 1, 2006, the Company's securities portfolio was classified as available-for-sale.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income. The Company had "other comprehensive income or loss" transactions for the year ended April 30, 2007 and no opening or closing balances of accumulated other comprehensive income or loss.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital: Shares Outstanding: Fully Diluted Shares Outstanding:	50,000,000 common shares n.p.v. 25,126,924 common shares 27,560,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Vellmer & Chang 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

END